Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

August 14, 2024

VIA EDGAR

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeff Long

Re:	Praxis Mutual Funds (the “Registrant”) (SEC File No. 811-8056) Annual Report Dated December 31, 2023

Dear Mr. Long:

On behalf of the Registrant, this letter responds to the comment you provided to me via telephone on July 16, 2024, with respect to the Trust’s Form N-CSR filing made on March 5, 2024, for the period ended December 31, 2023.

Comment: Form N-CSR requires certifications by a registrant’s principal executive officer and principal financial officer. Please confirm that the certifications were signed by those officers and please use those titles going forward.

Response: The Registrant confirms that the certifications were signed by those officers and that those titles will be used going forward. The individuals who signed the certifications as President and Treasurer are also, respectively, the Registrant’s Principal Executive Officer and Principal Financial Officer and the certifications will use the Principal Executive Officer and Principal Financial Officer titles going forward.

If you have any further questions or would like to discuss the response, please contact me at
212-698-3552

Very truly yours,

/s/ Anthony H. Zacharski

Anthony H. Zacharski

Fund Counsel, Praxis Mutual Funds